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As filed with the Securities and Exchange Commission on July 18, 2003

File No. 70-9985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 6
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany

Fidelia Corporation
300 Delaware Avenue, Suite 544
Wilmington, Delaware 19801

Louisville Gas and Electric Company
220 West Main Street
Louisville, Kentucky 40202

Kentucky Utilities Company
One Quality Street
Lexington, Kentucky 40507

(Name of company filing this statement and address of principal executive offices)

E.ON AG
(Name of top registered holding company parent of each applicant or declarant)

Ulrich Hueppe
General Counsel, Executive Vice President
Dr. Guntram Wuerzberg
Vice President General Legal Affairs
E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany
Telephone: 011-49-211-4579-388
Facsimile: 011-49-211-4579-610	John R. McCall Executive Vice President, General Counsel and Corporate Secretary LG&E Energy Corp. 220 West Main Street Louisville, Kentucky, 40202 Telephone: 502-627-3665 Facsimile: 502-627-4622

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Peter D. Clarke
Debra J. Schnebel
Jones Day
77 West Wacker
Chicago, IL 60601-1692
Telephone: 312-782-3939
Facsimile: 312-782-8585

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        This Post-Effective Amendment No. 6 to the Application/Declaration on Form U-1, originally filed in File No. 70-9985 on September 4, 2001, as subsequently amended, amends and restates Post-Effective Amendment No. 4, filed on April 10, 2003, as amended by Post-Effective Amendment No. 5 filed on April 18, 2003, with the exception that, other than replacing Exhibits G-1 and I-1 and adding Exhibits D-9 and D-10, it does not replace exhibits previously filed.

ITEM 1.    Description of the Proposed Transaction

        A.    Introduction

        By order dated June 14, 2002 (E.ON AG, et al., Holding Co. Act Release No. 27539) ("the June Order"), the Securities and Exchange Commission (the "Commission") authorized the acquisition of Powergen plc by E.ON AG ("E.ON") and authorized terms of the financing of the E.ON holding company system as well as certain related transactions. The June Order granted the Form U-1 Application—Declaration, originally filed in File No. 70-9961 on September 4, 2001, and subsequently amended by Amendment No. 1 filed on October 23, 2001, Amendment No. 2 filed on December 21, 2001, Amendment No. 3 filed on June 11, 2002, and Amendment No. 4 filed on June 14, 2002 (the "Acquisition Application"), and the Form U-1 Application—Declaration, originally filed in File No. 70-9985 on October 2, 2001, and subsequently amended by Amendment No. 1 filed on October 23, 2001, Amendment No. 2 filed on March 13, 2002, and Amendment No. 3 filed on June 11, 2002 (the "Original Financing Application"). Subsequently, the Original Financing Application was amended by Post-Effective Amendment No. 1 filed on December 30, 2002, Post-Effective Amendment No. 2 filed on February 4, 2002, and Post-Effective Amendment No. 3 filed on February 21, 2003, with respect to the transfer of Powergen US Investment Corp. from the Powergen chain of companies to E.ON US Holding GmbH (the "Transfer") (the Original Financing Application as so amended is referred to herein as the "Financing Application"). The Commission approved the Transfer in Holding Co. Act Release No. 27654 (Feb. 21, 2003). The Financing Application was further amended by Post-Effective Amendment No. 4 filed on April 10, 2003, as amended by Post-Effective Amendment No. 5 filed on April 18, 2003, seeking the authorization requested herein.

        E.ON, a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Act"), owns LG&E Energy Corp. ("LG&E Energy"), a public utility holding company exempt by order under Section 3(a)(1) of the Act, which in turn owns two public utility companies, Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU"). E.ON's interest in LG&E Energy is held indirectly through several intermediate holding companies. E.ON US Investments Corp., the direct parent of LG&E Energy, also owns E.ON North America Inc. ("E.ON NA"), which in turn currently owns 74.6% of Fidelia Corporation ("Fidelia"). The remaining 25.4% of Fidelia is owned by E.ON US Holding GmbH, a direct, wholly-owned subsidiary of E.ON.1

See the Organization Chart attached hereto as Exhibit L-1.

        In the June Order, the Commission authorized, among other things, E.ON and its subsidiaries to engage in certain financing transactions. Specifically, E.ON and E.ON NA, through Fidelia or another special purpose financing subsidiary of E.ON NA, were authorized to finance all or a portion of the capital needs of LG&E Energy and its subsidiaries, directly or through other companies in the E.ON group. The Financing Application further stated: "Such borrowings would be unsecured and would only occur if the interest rate on the loan would result in an equal or lower cost of borrowing than the LG&E Energy Group company could obtain in a loan from E.ON or in the capital markets on its own".

        E.ON is currently funding, and proposes to continue to fund, the cash requirements of LG&E and KU through intercompany loans. E.ON's financing strategy is to raise capital at the top holding company, E.ON, and to provide those funds to subsidiary companies through intercompany loans and/or as equity contributions. E.ON is able to provide funds to LG&E and KU at a cost which is at or below the external borrowing costs of LG&E and KU. In addition, by obtaining funds through intercompany loans, LG&E and KU would save the issuance expenses incurred in connection with the issuance of first mortgage bonds. In recent transactions, such issuance expenses have aggregated approximately $300,000 per issuance.

        Both LG&E and KU, however, have provisions in their respective articles of incorporation that restrict the amount of unsecured debt that can be outstanding. At such time as LG&E and KU approaches such limit on unsecured debt, any additional debt incurred by LG&E and KU would have to be secured. Thus, LG&E and KU would not be able to take advantage of the economic efficiencies of the intercompany loans if such intercompany loans are required to be unsecured.

        It is in the best interest of LG&E and KU, as well as that of the E.ON group, that the financing needs of LG&E and KU be provided through intercompany loans. In order to do so, such intercompany loans would need to be secured.

        Thus, E.ON, Fidelia, LG&E and KU (the "Applicants") request authority for Fidelia to provide intercompany loans to LG&E and KU on a secured basis, as described herein.2

As provided in the form of Loan and Security Agreement attached hereto as Exhibit B-1, Fidelia may, at its discretion, make available to LG&E or KU, as the case may be, secured intercompany loans pursuant to the terms of the loan and security agreement. Nonetheless, any such loans made by Fidelia to LG&E or KU shall in all respects be in conformance with the requirements of this Application.

        B.    Requested Authorization

        Applicants request authorization through May 31, 2005 (the "Authorization Period") for Fidelia to provide intercompany loans to LG&E and KU upon the terms and subject to the conditions set forth in the June Order,3 except that Applicants request that LG&E and KU may grant security for such intercompany loans as described below.4 Each of LG&E and KU request authorization pursuant to Section 12(d) of the Act and Rule 43 thereunder to secure such intercompany loans with a subordinated lien on certain of the personal property of such company, including "utility assets" within the meaning of the Act. The collateral will consist of all of the borrower's now owned or hereafter acquired "equipment", as that term is defined in Kentucky's Uniform Commercial Code (KRS Chapter 355), excluding, however, any equipment that is not subject to the lien pursuant to such borrower's first mortgage bond indenture. The subordination provisions will provide that the E.ON group companies cannot exercise any rights or remedies against the property of LG&E and KU unless all bonds under such company's first mortgage bond indenture have been paid in full. The aggregate outstanding principal amount of intercompany loans made to LG&E and KU on a secured basis pursuant to this authorization will not exceed $275 million and $215 million, respectively. Further, each of LG&E and KU will commit that the aggregate principal amount of secured intercompany loans, together with the aggregate principal amount of bonds issued under their respective first mortgage bond indenture, will not exceed the limit on bonds set forth in such first mortgage bond indenture.5

The Financing Application requires that all borrowings by LG&E Energy and its subsidiary companies (the "LG&E Energy Group") from an associate company be at the lowest of: (i) E.ON's effective cost of capital; (ii) the lending associate's effective cost of capital (if lower than E.ON's effective cost of capital); and (iii) the borrowing LG&E Energy Group company's effective cost of capital determined by reference to the effective cost of a direct borrowing by such company from a nonassociate for a comparable term loan that could be entered into at such time (the "Best Rate Method"). The Best Rate Method assures that an LG&E Energy Group company that elects to obtain debt financing from an associate company would not pay more for that financing than it would pay in the capital markets for a similar loan had the borrower sought to finance its capital requirements with independent third parties.

LG&E and KU are currently participants in a Utility Money Pool, pursuant to which each such company may borrow funds on an unsecured basis. The operation of the Utility Money Pool would not be affected by this proposal, and would remain unsecured.

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Currently, each of LG&E and KU have sufficient capacity under their respective first mortgage bond indenture to issue first mortgage bonds, or alternatively to incur secured intercompany loans, in the amount of the authorization requested herein. See Exhibit K-1 hereto.

        The Applicants further commit that neither LG&E nor KU will borrow any funds pursuant to secured intercompany loans under the authority granted herein, unless at the time of the incurrence of any such secured intercompany loan:

  Common Equity Ratio. Each of E.ON and the borrowing company (i.e., LG&E or KU, as the case may be) maintains common equity6 as a percentage of total capitalization7 of at least 30%, as reflected in their most recent annual or semiannual report. Applicants request that the Commission reserve jurisdiction over the making of secured intercompany loans at any time that the conditions set forth above are not satisfied.

Common stock equity includes common stock (i.e., amounts received equal to par or stated value of the common stock), additional paid in capital, retained earnings and minority interests.

Common stock to total capitalization ratio is calculated as follows: common stock equity/(common stock equity + preferred stock +gross debt). Gross debt is the sum of long-term debt, short-term debt and current maturities.

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  Investment Grade Ratings. (i) All outstanding securities of the borrowing company (i.e., LG&E or KU, as the case may be) that are rated are rated investment grade8; and (ii) all outstanding securities of E.ON that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated investment grade if it is rated investment grade by at least one nationally recognized statistical rating organization, as defined in Rule 15c3-1(c)(2)(vi)(F) under the Securities Exchange Act of 1934. Applicants request that the Commission reserve jurisdiction over the making of secured intercompany loans at any time that the conditions set forth in clauses (i) or (ii) above are not satisfied.

Investment grade long-term debt is denoted by the Standard & Poor's ratings of AAA, AA, A and BBB. The ratings may be modified by a plus (+) or minus (-) to show relative standing within the rating categories. Moody's ratings of Aaa, Aa, A and Baa denote investment grade long-term debt. Moody's applies numerical clarifiers (1, 2 and 3) to denote relative ranking within a generic rating category. Standard & Poor's short-term debt ratings range from A-1 for the highest quality obligations to D for the lowest. Categories A-1 to A-3 are investment grade. The A-1 rating may also be modified by a plus sign to distinguish the strongest credits in that category. Moody's short-term issuer ratings are Prime-1, Prime-2 and Prime-3, all of which are investment grade. Fitch IBCA's ratings of AAA - BBB are denoted investment grade categories. A plus (+) or minus (-) may be appended to a rating to denote relative status within major rating categories. If there is a split rating by the rating agencies, one investment grade credit rating will be sufficient to satisfy the investment grade credit commitment.

        The secured intercompany loans would be in compliance with the Best Rate Method. Thus, LG&E and KU would not pay more than it would pay in the capital markets for a similar loan had the borrower sought to finance its capital requirements with independent third parties. Furthermore, LG&E and KU would save the issuance expenses associated with the issuance of first mortgage bonds. Such expenses would typically include legal fees, printing costs, trustees fees, rating agency fees and filing fees. In recent transactions, such expenses have aggregated approximately $300,000 per issuance.

        C.    Discussion

    1.
    E.ON's Financing Policy.

        E.ON's financing policy is to centralize, wherever possible, all external funding at the E.ON level. This strategy allows E.ON to ensure that all funds are raised at the lowest cost due to the greater financial strength of the holding company. E.ON (currently AA-, stable outlook, from Standard & Poor's, and A1, stable outlook, from Moody's) is the strongest credit in the E.ON holding company system (the "E.ON Group"). Lenders and bond investors see E.ON (and its finance companies under its guarantee) as the most creditworthy company in the E.ON Group. E.ON receives the best margins and other terms and conditions. Therefore, E.ON (or its finance companies under guarantee of E.ON) is the preferred entity of the E.ON Group to approach the capital markets. E.ON will then lend the proceeds in the form of intercompany loans to those subsidiaries with demand.

        For subsidiary companies to raise funds externally would create inefficiencies in E.ON's strategy because E.ON's creditors would be structurally subordinated to the debt of the subsidiaries. This would result in increased costs for E.ON, and consequently, all of its subsidiaries.

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        As a result of "structural subordination", debt at the parent company is viewed as having a higher risk as the level of debt at the subsidiary companies increases. As a general rule, the parent company's claims to the assets of a subsidiary company upon any liquidation or reorganization of such subsidiary company rank behind the claims of the creditors of such subsidiary company, including trade creditors.9 Thus, the claims of the creditors of the subsidiary company will be satisfied prior to any distribution being made to the parent company, as a stockholder of the subsidiary company. The concern arises in the event that the value of the underlying assets in liquidation are not sufficient to satisfy all of the claims of creditors at the subsidiary level and at the parent company level. In such event, the creditors of the parent company will be paid only after payment in full of the creditors at the subsidiary level. As a result, debt at a parent company level, such as E.ON, is effectively subordinated to the existing, and future, indebtedness of the subsidiaries of such parent company. This is generally referred to as "structural subordination". As discussed in the Standard & Poor's publication Notching for Structural Subordination, "Even if the group's operations are splintered among many small subsidiaries, whose individual debt obligations have only dim recovery prospects, the parent company creditors may still be disadvantaged compared with a situation in which all creditors would have an equal claim on the assets." A numerical example of the consequences of "structural subordination" is set forth in Exhibit H-1.

Of course, to the extent that the parent company is itself a creditor of the subsidiary companies (e.g., as a result of intercompany loans), the parent company would have a claim as a creditor against the assets of the subsidiary company.

        Lenders to any company will charge a market interest rate, plus a margin, or "spread", to compensate the lender for the credit risk of the particular borrower. Spreads can move up and down in response to general market conditions, but are most affected by the lender's evaluation of the risk that the borrower will be unable to repay the debt. As discussed above, structural subordination can materially increase the credit risk of parent company debt. Given E.ON's size, even small increases in spreads can result in significant additional costs. As a result, E.ON's strategy is to raise new debt at the parent level, and reduce debt at the subsidiaries wherever it can.

    2.
    Restriction in Articles of Incorporation

        The articles of incorporation of each of LG&E and KU contain a provision for the benefit of the holders of their preferred shares that limits the amount of unsecured indebtedness which may be outstanding at any time that such company has any preferred shares outstanding. The unsecured debt limit at LG&E is 20% of the sum of (a) secured debt plus (b) total of capital and surplus. The limit at KU is 25% of the same sum. See Exhibit A-3 hereto which contains applicable excerpts from the Articles of Incorporation of LG&E and KU. In order to exceed these limits, LG&E and KU would need to obtain the consent of the holders of a majority of the preferred shares outstanding.

        The outstanding series of preferred stock of LG&E and KU as of December 31, 2002 are shown in the table below:

LG&E

Series	Shares Outstanding	Par Value	Current Redemption Price	Amount Outstanding ($000's)
5% Series	860,287	$25.00	$28.00	$21,507
Auction Rate	500,000	$100.00	$100.00	$50,000
$5.875 Series	250,000	$100.00	$101.18	$25,000
			$100 on 7-15-03

KU

Series	Shares Outstanding	Par Value	Current Redemption Price	Amount Outstanding ($000's)
4.75% Series	200,000	$100.00	$101.00	$20,000
6.53% Series	200,000	$100.00	not allowed	$20,000
			$103.27 on 12-1-03

        Both LG&E and KU have significant projected capital and financing needs, including those related to the pending maturity of first mortgage bonds, the anticipated need to finance the installation of pollution control

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equipment and the planned acquisition of additional electric generation capacity in 2003.10 In addition, the existing accounts receivable securitization programs of LG&E and KU are scheduled to be refinanced in 2004. The limit on unsecured indebtedness in the Articles of Incorporation of each of LG&E and KU constrains the financing options available to LG&E and KU to finance these needs. Additional detail regarding the financing requirements of LG&E and KU and the calculation of the limit on unsecured debt is attached hereto as Exhibit I-1.

The projected capital expenditure budgets for LG&E and KU for 2003 and 2004 are approximately $340 million and $550 million, respectively.

  3.
  Intercompany Secured Loans

        In order to satisfy the requirements of the Articles of Incorporation of LG&E and KU, Applicants request authorization for Fidelia to make intercompany loans to each of LG&E and KU on a secured basis. Absent the restrictions imposed by the respective Articles of Incorporation of LG&E and KU, the Applicants would not be requesting this authority.

        The secured intercompany loans, as long-term debt, will provide a cost-efficient means for LG&E and KU to finance their capital needs, including payment of maturing indebtedness and financing of capital expenditures.11 Use of secured intercompany loans to fund the capital needs of LG&E and KU will allow LG&E and KU to use unsecured short-term debt, including loans through the money pool, to finance their respective working capitals.

The secured intercompany loans may also be used to finance the payments due upon termination of the accounts receivable securitization programs of LG&E and KU. The accounts receivable securitization programs, which were scheduled to terminate at the end of July 2003, are in the process of being extended.

        The intercompany loans to be made by Fidelia to each of LG&E and KU will be made pursuant to separate loan and security agreements between Fidelia and such borrower. A form of the loan and security agreement is attached hereto as Exhibit B-1. The loan and security agreement documents the intercompany loan, specifying the Best Rate Method for determining the interest rate to be applicable to such loans and providing for the grant of a security interest in the specified collateral. The interest rate on the notes will be set at the time of issuance, based upon the maturity of the notes. At the time of the proposed intercompany loan, the borrowing company will obtain quotes from investment banks for a first mortgage bond issued by such company and quotes for an unsecured bond issued by E.ON. The interest rate applicable to the intercompany loan would be the lower of (a) the average of three quotes obtained from investment banks for an unsecured bond issued by E.ON with the applicable term of the loan and (b) the lowest of three quotes obtained by the borrowing company from investment banks for a first mortgage bond issued by such company with the applicable term of the loan.12 This ensures that the rate on the intercompany loans will be determined using the lowest of the average of actual quotes obtained based on the credit of E.ON or the credit of the borrowing company. This method is in compliance with the Best Rate Method.

At this time, the debt of Fidelia is not rated. Thus, the interest cost of any debt that would be issued by Fidelia to unaffiliated third parties would not be competitive with the rates available to E.ON and LG&E or KU. If in the future Fidelia is able to obtain funds in the capital markets on competitive terms, quotes will also be obtained in a similar manner for debt to be issued by Fidelia.

        The collateral consists of all of the borrower's now owned or hereafter acquired "equipment", as that term is defined in Kentucky's Uniform Commercial Code (KRS Chapter 355), excluding, however, any equipment that is not subject to the lien pursuant to the borrower's first mortgage bond indenture. Only property subject to the lien of the first mortgage bond indenture will be subject to the subordinated security interest. As set out in the definition section of the loan and security agreement, "equipment" has the meaning set out in the Uniform Commercial Code ("goods other than inventory, farm products, or consumer goods") and includes all of the borrower's now owned or hereafter acquired machinery, equipment, furniture, furnishings and all tangible personal property similar to any of the foregoing (other than inventory), together with all improvements, accessories and appurtenances thereto and any proceeds of any of the foregoing, including insurance proceeds and condemnation awards and all books and records relating to the preceding. Motor vehicles and other property subject to a certificate of title law are not included as collateral. Also, assets such as cash and accounts receivable are not "equipment" and would not be subject to the lien.

        The security interest granted in the loan and security agreement is expressly subordinated to the lien of the borrower's first mortgage bond indenture. The subordination provisions provide that Fidelia cannot exercise any

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rights or remedies against the property of LG&E or KU unless all bonds under such company's first mortgage bond indenture have been paid in full.

        So long as LG&E and KU are not in default under their respective loan agreements, Fidelia will have no rights against LG&E and KU, except to receive payment of principal and interest on the loans when due. Even if a default existed under a loan agreement, Fidelia would have no right to pursue any remedies against the property of LG&E or KU, as applicable, until all of such borrower's first mortgage bonds have been paid in full.

        Under the existing financing agreements of E.ON, the creditors of E.ON would have no rights against LG&E or KU as a result of the proposed transactions. In any event, the creditors of E.ON could have no greater rights against LG&E and KU than those of Fidelia through the loan agreement. Thus, so long as LG&E or KU, as the case may be, is not in default of its obligations under the proposed loan agreement, neither Fidelia nor any creditor of E.ON would have any rights against LG&E or KU, as applicable, or their respective property.

    4.
    Benefits to LG&E and KU

        The proposed transactions would ensure that LG&E and KU would not pay more for the secured intercompany loans than it would pay in the capital markets for a similar loan obtained from independent third parties. Under the Best Rate Method, the secured intercompany loans will be at the lowest of: (i) E.ON's effective cost of capital, (ii) Fidelia's effective cost of capital and (iii) the effective cost of capital of LG&E or KU, as applicable, determined by reference to the effective cost of a direct borrowing by such company from a nonassociate for a comparable term loan. As discussed above, the rate applicable to any intercompany loan will be based upon the lower of the quotes received by LG&E or KU, as applicable, from investment banks for an issuance of first mortgage bonds and quotes obtained for an issuance of unsecured bonds of E.ON.13 The rate setting mechanism provides LG&E and KU with independent verification of the implementation of the Best Rate Method.

If Fidelia is unwilling to provide funds at such rate, LG&E and/or KU, as applicable, will not access funds through secured intercompany loans.

        In addition, by obtaining funds through intercompany loans, LG&E and KU would save the issuance expenses incurred in connection with the issuance of first mortgage bonds. In recent transactions, such issuance expenses have aggregated approximately $300,000 per issuance.

        Thus, by utilizing secured intercompany loans, LG&E and KU can realize an overall lower cost of financing, as compared to the issuance of first mortgage bonds.

        D.    Priority of Securityholders

        Upon implementation of the proposed transactions, each of LG&E and KU will have five general classes of securityholders, which are (in order of priority):

        1—First Mortgage Bonds

        2—Secured Intercompany Loans

        3—Unsecured Creditors

        4—Preferred Stockholders

        5—Common Stockholder

        Class 1 consists of the holders of the first mortgage bonds and the pollution control bonds, which are secured by first mortgage bonds. Through the first mortgage bond indenture, these holders have a first priority lien on substantially all of the utility and related assets of the respective utility. This class is not at all harmed or disadvantaged by the proposed transaction. In fact, this class would benefit from the proposed transaction. To the extent that capital needs are funded by secured intercompany loans instead of the issuance of additional first mortgage bonds, the amount of debt which will be ranked pari passu with the outstanding first mortgage bonds will not be increased.

        Class 2 will consist of Fidelia, as lender in respect of the secured intercompany loans. Fidelia will have a subordinated lien on the utility and related assets of LG&E and KU, as the case may be, subject in all respects to the prior lien of the respective first mortgage bond indenture.

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        Class 3 consists of the unsecured creditors of LG&E and KU. This class includes the holders of unsecured, short-term debt of LG&E and KU, which at this time is primarily through the money pool. The unsecured creditors are in the same position whether the capital needs are financed through the issuance of first mortgage bonds or through secured intercompany loans. In either event, such indebtedness has a prior claim to the utility and related assets of LG&E and KU. However, to the extent that the cost of the secured intercompany loans is less than the cost of the issuance of first mortgage bonds, LG&E and KU, and their respective creditors, benefit from the cost savings.

        Class 4 consists of the holders of the outstanding preferred stock of LG&E or KU, respectively. The preferred shareholders are not harmed by the proposed transaction. All debt, secured or unsecured, are prior to the claims of preferred shareholders. The preferred shareholders will continue to have the benefit of the restrictions in the articles of incorporation on the amount of unsecured debt and in the first mortgage bond indenture on issuance of bonds, as discussed below. Further, each of LG&E and KU commits that it would not incur any secured intercompany loan, unless it could have incurred such debt through the issuance of first mortgage bonds under the first mortgage bond indenture at such time.

        Class 5 consists of LG&E Energy, as holder of the common stock outstanding of LG&E and KU.

        E.    Protected Interests Under the Act

        Under the Act, the Commission must consider the impact of the proposed transaction on investors and consumers. The proposed transaction is not detrimental to the investors or consumers of LG&E or KU or the investors in E.ON.

    1.
    Consumers of LG&E and KU

        The June Order in this matter provides that the interest rate on intercompany loans cannot exceed E.ON's cost of borrowing and must result in an equal or lower cost of borrowing than LG&E or KU, respectively, could obtain in the capital markets on its own. Typically, E.ON's cost of borrowing is at or below that which is available to LG&E and/or KU in the capital markets. In no event, however, will the cost of the proposed transactions to LG&E and KU exceed the cost of borrowing that LG&E or KU could obtain in the capital markets on its own. In addition, by obtaining funds through intercompany loans, LG&E and KU would save the issuance expenses incurred in connection with the issuance of first mortgage bonds. In recent transactions, such issuance expenses have aggregated approximately $300,000 per issuance. As a result, the cost of borrowing is advantageous to LG&E and KU, and its consumers.

    2.
    Investors in LG&E and KU

        The unaffiliated investors of LG&E and KU fall within two categories—bondholders and preferred shareholders.14

All the issued and outstanding common stock of LG&E and KU is held legally and beneficially by LG&E Energy.

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        As noted above, the proposed transaction will not disadvantage in any way the existing bondholders. The outstanding indebtedness for borrowed money of each of LG&E and KU owing to unaffiliated third party investors are in all cases secured under their respective first mortgage bond indenture.15 The first mortgage bond indentures of each of LG&E and KU permit subordinated liens to be placed upon the property of LG&E and KU. The subordination provisions of the intercompany debt instruments will provide that the E.ON group companies cannot exercise any rights or remedies against the property of LG&E or KU unless all bonds under such company's first mortgage bond indenture have been paid in full. Furthermore, with the use of intercompany debt to finance the needs of LG&E and KU, the aggregate amount of first mortgage bonds will be less than if LG&E and KU issued first mortgage bonds to fund these needs. Thus, the bondholders will be in a more secure position.16 Neither LG&E nor KU has outstanding any debt owing to unaffiliated third parties that is unsecured at this time.17 See Exhibit J-1 hereto which contains a list of the outstanding debt of LG&E and KU.

Each of LG&E and KU has outstanding an accounts receivable securitization program pursuant to which such company has sold interests in its accounts receivable to unaffiliated third parties. The outstanding program balances are not reflected as indebtedness on the balance sheets of LG&E and KU.

This is illustrated by the examples set forth in Exhibit H-1. In the example, Subsidiary A had $300 million of third-party debt outstanding on a pari passu basis. Thus, the $300 million of assets of Subsidiary A were used to repay the $300 million of debt. If, however, the value of the assets of Subsidiary A were $200 million, upon the liquidation of Subsidiary A the holders of debt of Subsidiary A would receive only $0.66 on the $1.00. In contrast, Subsidiary C had $100 million of third-party debt outstanding and $200 million of intercompany debt. If, as in the proposed transaction, the intercompany debt is issued on a subordinated basis, the assets of Subsidiary C are applied first to satisfy its obligations to the holders of the third party debt. Thus, whether the value of the assets of Subsidiary C is $300 million or $200 million, such holders will be repaid in full upon the liquidation of Subsidiary C.

17
LG&E has undrawn lines of credit, with commitments aggregating $160 million, with several banks. In addition, LG&E and/or KU may in the future obtain unsecured revolving lines of credit from banks or other financial institutions.

        The preferred shareholders are not put in any worse a position than if LG&E and KU had financed their funding needs with the issuance of bonds in the capital markets, rather than through intercompany loans. As discussed above, the articles of incorporation of each of LG&E and KU contain a provision for the benefit of their respective preferred shareholders that limits the amount of unsecured indebtedness which may be outstanding at any time that such company has any preferred shares outstanding. The combination of the covenants in the articles of incorporation and the restrictions on issuances of bonds contained in the first mortgage bond indentures of LG&E and KU effectively protect the preferred shareholders from being too deeply subordinated. Each of LG&E and KU commits that the aggregate principal amount of the bonds issued under their respective first mortgage bond indenture and their respective secured intercompany loans will not exceed the limit on bonds set forth in such first mortgage bond indenture.

        LG&E's first mortgage bond indenture does not fix an overall dollar limitation on the principal amount of first mortgage bonds that may be issued or outstanding thereunder. Additional first mortgage bonds secured by the first mortgage bond indenture may be issued by LG&E on the basis of (i) 60% of the cost or fair value, whichever is less, of permanent additions, after making the required deductions on account of retired property, (ii) retired first mortgage bonds, the retirement whereof has not been otherwise used under the first mortgage bond indenture, and (iii) deposit of an equal amount of cash with the trustee under the first mortgage bond indenture, which cash may be withdrawn by applying amounts of established permanent additions equal to 166 2/3% of such cash to be withdrawn or by retirements of first mortgage bonds. No additional first mortgage bonds may be issued on basis (i), basis (ii) under specified conditions, or basis (iii), unless the earnings applicable to bond interest for a specified twelve month period are equal to at least twice the annual interest requirement on the first mortgage bonds including those about to be issued. At December 31, 2002, the amount of permanent additions which could be used for the issuance of additional first mortgage bonds exceeded $1.7 billion. Thus, LG&E could issue in excess of $1 billion of additional first mortgage bonds under its first mortgage bond indenture.

        KU's first mortgage bond indenture does not fix an overall dollar limitation on the principal amount of first mortgage bonds that may be issued or outstanding thereunder. Additional first mortgage bonds may be issued by KU from time to time under its first mortgage bond indenture in a principal amount equal to (i) 60% of eligible net expenditures made by KU for bondable property constructed or acquired by it and on which the first mortgage

8

bond indenture is a mortgage lien, subject only to permitted encumbrances and liens and prepaid liens, (ii) the principal amount of previously authenticated first mortgage bonds of KU which have been retired or for the retirement of which the trustee under the first mortgage bond indenture holds the necessary funds, other than certain first mortgage bonds not usable for the purpose under the terms of the first mortgage bond indenture, and (iii) the amount of money deposited with such trustee, which money may be applied to the retirement of KU's first mortgage bonds or may be withdrawn in lieu of the authentication of an equivalent principal amount of first mortgage bonds under the first mortgage bond indenture provisions referred to in clauses (i) and (ii). Net expenditures for bondable property are determined as provided in the first mortgage bond indenture. In general, bondable property means any utility plant, property or equipment owned by KU and used or useful in its utility business.

        No additional first mortgage bonds may be authenticated under KU's first mortgage bond indenture as provided in clauses (i) and (iii) in the preceding paragraph, or authenticated as provided in clause (ii) of the preceding paragraph bearing a higher rate of interest than the first mortgage bonds to be retired (unless such first mortgage bonds to be retired would mature within 5 years), unless the net earnings (as determined pursuant to the provisions of the first mortgage bond indenture) of KU for a 12-month period ending within 90 days next preceding such authentication were at least equal to twice the interest for one year on (i) all first mortgage bonds to be outstanding under the first mortgage bond indenture immediately after such authentication (other than first mortgage bonds for the retirement of which the trustee holds the necessary funds), and (ii) all other indebtedness then secured by a lien equal or prior to the lien of the first mortgage bond indenture on property of KU, with certain exceptions.

        At December 31, 2002, KU had outstanding $484.8 million of first mortgage bonds issued under the first mortgage bond indenture. The principal amount of retired first mortgage bonds available as a basis for authenticating additional first mortgage bonds aggregated $172 million at December 31, 2002 and available net expenditures of bondable property aggregated not less than $999.5 million at December 31, 2002. Thus, KU could issue approximately $772 million, in the aggregate, of additional first mortgage bonds under its first mortgage bond indenture.

    3.
    E.ON

        The bondholders and shareholders of E.ON would also benefit as a result of the proposed transaction. As discussed above, as a result of "structural subordination", an increase in debt at the subsidiary level could result in increased borrowing costs for E.ON. Thus, it is detrimental to the investors in E.ON to require that third-party debt continue to be incurred at the subsidiary level. Also, since E.ON has the lowest borrowing costs, it is not cost effective for the E.ON system to continue to incur third-party debt at the subsidiary level.

        E.ON respectfully submits that the proposed transaction is the most economical and efficient manner to finance LG&E's and KU's capital requirements and refinancing needs and is not detrimental to the interests of investors or consumers.

        F.    Commission Precedent

        Section 12(d) of the Act and Rule 43 thereunder provide that no registered holding company or subsidiary thereof shall sell18 to any company in the same holding company system any utility assets, except pursuant to a Commission order. Thus, Applicants request that the Commission authorize Fidelia to make intercompany loans to LG&E and KU on a secured basis, as described above.

Section 2(a)(23) of the Act defines "sale" or "sell" to include "any sale, disposition by lease, exchange or pledge, or other disposition."

        The Commission has in the past authorized loans on a secured basis among companies in the same holding company system where economic efficiencies could be achieved. In Eastern Utilities Associates, et al., Holding Co. Act Release No. 13783 (June 26, 1958), the Commission authorized the sale by Blackstone Valley Gas and Electric Company ("Blackstone") to Eastern Utilities Associates ("EUA") of $3,750,000 principal amount of Blackstone's First Mortgage and Collateral Trust Bonds (the "Bonds"). The Bonds were pledged as collateral to secure bank borrowings by EUA. The Commission order in that matter states that EUA desired to consummate the proposed transaction to "reduce the cost of all premiums and related expenses which will be incurred by Blackstone in connection with the redemption of its bonds required by its Mortgage Indenture to permit the divestment of its gas properties." Similarly, in this matter, E.ON desires to consummate the proposed transaction in order to provide financing to LG&E and KU in a cost-effective manner.

9

        In addition, the Commission has on a number of occasions approved the grant of subordinated liens on utility assets. Most recently, in a sequence of orders for subsidiaries of The Southern Company, the Commission authorized each of Georgia Power Company, Gulf Power Company, Mississippi Power Company and Savannah Electric and Power Company (the "Southern Utilities") to issue short-term debt secured by subordinated liens on certain of their respective assets.19 Similar to LG&E and KU, each of the Southern Utilities had provisions in their charter documents which restricted the amount of short-term unsecured debt which they could have outstanding. In view of the restriction on the amount of unsecured short-term debt which each such Southern Utility could have outstanding under the terms of its charter, each of the Southern Utilities requested authorization to secure any borrowings in excess of its charter limits on short-term unsecured debt by a subordinated lien on certain assets of such Southern Utility. The Southern Utilities were granted such authorization pursuant to Section 12(d) of the Act and Rule 44 thereunder.

See Georgia Power Company, Holding Company Act Release No. 26490 (March 13, 1996); Gulf Power Company, Holding Company Act Release No. 26628 (Dec. 13, 1996) and Holding Company Act Release No. 26049 (May 9, 1994); Mississippi Power Company, Holding Company Act Release No. 26491 (March 13, 1996); and Savannah Electric and Power Company, Holding Company Act Release No. 26492 (March 13, 1996).

        Similarly, in a number of orders for Monongahela Power Company, West Penn Power Company and The Potomac Edison Company, public utility subsidiaries of Allegheny Energy, Inc., the Commission authorized the public utility subsidiaries to issue notes secured by a second lien on certain generation facilities and certain other properties, subject to the lien of such company's first mortgage bond indentures.20 Such notes thereby would not constitute unsecured debt within the meaning of the provisions of such company's charter.

See, for example, Monongahela Power Company, et al., Holding Company Act Release No. 26814 (Jan. 12, 1998); Monongahela Power Company, et al., Holding Company Act Release No. 26799 (Dec. 22, 1997); West Penn Power Company, Holding Company Act Release No. 26278 (April 26, 1995) and Holding Company Act Release No. 25743 (Feb. 11, 1993); Monongahela Power Company, et al., Holding Company Act Release No. 26088 (July 20, 1994) and Holding Company Act Release No. 25813 (May 18, 1993); Monongahela Power Company, et al., Holding Company Act Release No. 26051 (May 11, 1994); and Monongahela Power Company, et al., Holding Company Act Release No. 25786 (April 8, 1993).

        Also, in Maine Yankee Atomic Power Company, Holding Company Act Release No. 24925 (July 18, 1989), the Commission authorized Maine Yankee Atomic Power Company ("Maine Yankee") to borrow under a revolving credit agreement secured by a first lien on its nuclear fuel inventory, its rights to payment for fuel costs from the sponsors pursuant to power contract and certain other rights (the "Maine Yankee Collateral"). In the same order, the Commission authorized Maine Yankee to borrow under a Eurodollar revolving credit agreement, secured by a second lien on the Maine Yankee Collateral. Such authority was amended and extended in Maine Yankee Atomic Power Company, Holding Company Act Release No. 25031 (Jan. 26, 1990) and Holding Company Act Release No. 25727 (Dec. 30, 1992).

        Applicants respectfully submit that the requested authorization falls within prior Commission precedent and does not raise any new or novel issues.

ITEM 2.    Fees, Commissions and Expenses

        Applicants expect to pay or incur up to $25,000 in aggregate fees, commissions and expenses, directly or indirectly, in connection with the proposed transactions. The above fees do not include fees, commissions and expenses incurred in connection with the issuance and sale of the securities. Such fees, commissions and expenses would be within the parameters set forth in this Application.

ITEM 3.    Applicable Statutory Provisions

        In the June Order, the Commission previously authorized the making of intercompany loans upon the terms and subject to the conditions set forth in the Financing Application. Thus, the Commission has previously considered, and approved, the intercompany loans under Sections 6(a), (7), (9), 12(b), 32 and 33 of the Act and Rules 53 and 54 thereunder.

        Section 12(d) of the Act and Rule 43 thereunder are considered applicable to the pledging of collateral to secure the intercompany loans. To the extent that the proposed transactions are considered by the Commission to

10

require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

        Applicants respectfully submit that the authorization requested herein satisfies the applicable provisions of the Act and that no adverse findings are appropriate or necessary. The Commission should find that the proposed transactions are appropriate and are not detrimental to the public interest or the interest of investors or consumers.

ITEM 4.    Regulatory Approvals

        LG&E is subject to regulation by the Kentucky Public Service Commission (the "Kentucky Commission"). KU is subject to regulation by the Kentucky Commission, the Virginia State Corporation Commission (the "Virginia Commission") and the Tennessee Regulatory Authority (the "Tennessee Commission" and, together with the Kentucky Commission and the Virginia Commission, the "State Commissions"). All three State Commissions must approve the issuance of long-term debt, but do not regulate the issuance of short-term debt, whether or not such short-term debt is secured or unsecured. None of the states separately regulate the granting of liens on the assets of the public utility company. The Virginia Commission, however, must approve affiliate transactions involving utilities. In all of the applications submitted to the State Commissions, LG&E and KU fully described the proposed transactions—including the affiliate components of the transactions, that the intercompany debt may be secured and the nature and extent of any security to be provided.

        Pursuant to an order issued on April 14, 2003, as clarified in an order dated April 30, 2003, the Kentucky Commission authorized LG&E to obtain up to $300 million in secured intercompany loans from Fidelia. Pursuant to an order issued on April 14, 2003, as clarified in an order dated April 30, 2003, the Kentucky Commission authorized KU to obtain up to $250 million in secured intercompany loans from Fidelia. The Virginia Commission authorized the issuance by KU of up to $250 million of secured long-term debt to its affiliate, Fidelia, in an order dated April 10, 2003. Similarly, on April 7, 2003, the Tennessee Commission authorized KU to borrow from Fidelia up to $250 million on a secured basis.

ITEM 5.    Procedure

        The Applicants respectfully request that appropriate and timely action be taken by the Commission in this matter. The Commission is requested to issue and publish the requisite notice under Rule 23 with respect to this Application-Declaration as soon as possible; such notice to specify the minimum period allowed under the Commission's rule during which comments may be entered and the date on which an order of the Commission granting and permitting the Application-Declaration to become effective may be entered by the Commission. The Applicants hereby request that there be no hearing on this Application-Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer of the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Applicants respectfully request that the Commission's order be made effective immediately upon the entry thereof.

ITEM 6.    Exhibits and Financial Statements

        In addition to the Exhibits and Financial Statements previously filed in connection with the Financing Application, the following exhibits are applicable to this Amendment.

        Exhibits

Exhibit No.	Description of Document
A-1	Restated Articles of Incorporation of LG&E (incorporated by reference to Exhibit 3.06 of LG&E's Quarterly Report on Form 10-Q for the quarter ended September 31, 1996, File No. 2-26720)
A-2	Amended and Restated Articles of Incorporation of KU (incorporated by reference to Exhibits 4.03 and 4.04 to KU's Form 8-K Current Report, dated December 10, 1993, File No. 1-3464)
A-3	Excerpts from the Articles of Incorporation of LG&E and KU (previously filed)
B-1	Form of Loan and Security Agreement (previously filed)

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B-2
Trust Indenture dated November 1, 1949 from LG&E to Harris Trust and Savings Bank, as trustee, as supplemented (incorporated by reference to Exhibits 4.01 through 4.41, inclusive, of LG&E's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 2-26720)
B-3
Indenture and Deed of Trust dated May 1, 1947 between KU and First Trust National Association (successor trustee) and a successor individual trustee, as trustee, as supplemented (incorporated by reference to Exhibits 4.42 through 4.45, inclusive, and Exhibits 4.50 and 4.51 of KU's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-3464)
D-1	Application filed by LG&E with Kentucky Commission on February 18, 2003 (previously filed)
D-2	Application filed by KU with Kentucky Commission on February 18, 2003 (previously filed)
D-3	Application filed by KU with Virginia Commission on February 21, 2003 (previously filed)
D-4	Petition filed by KU with Tennessee Commission on February 25, 2003 (previously filed)
D-5	Order dated April 14, 2003 of the Kentucky Commission approving LG&E's application (filed in paper on Form SE) (previously filed)
D-6	Order dated April 14, 2003 of the Kentucky Commission approving KU's application (filed in paper on Form SE) (previously filed)
D-7	Order dated April 10, 2003 of the Virginia Commission approving KU's application (filed in paper on Form SE) (previously filed)
D-8	Order dated April 7, 2003 of the Tennessee Commission approving KU's petition (filed in paper on Form SE) (previously filed)
D-9	Order dated April 30, 2003 of the Kentucky Commission clarifying the Order granted by the Kentucky Commission on April 14, 2003 to LG&E (filed in paper on Form SE)
D-10	Order dated April 30, 2003 of the Kentucky Commission clarifying the Order granted by the Kentucky Commission on April 14, 2003 to KU (filed in paper on Form SE)
F-1	Preliminary Opinion of Counsel (previously filed)
G-1	Proposed Form of Notice (revised)
H-1	Example of Structural Subordination (previously filed)
I-1
Calculation of Unsecured Debt Limits and Financing Requirements of LG&E and KU (revised) (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))
J-1	List of Outstanding Indebtedness of LG&E and KU (previously filed)
K-1	Computation under First Mortgage Bond Indentures (previously filed)
L-1	E.ON AG—Organization Chart showing selected companies
M-1	Capitalization Tables for E.ON, LG&E and KU

        Financial Statements

Exhibit No.	Description of Document
1.1	Consolidated Balance Sheet of E.ON as of December 31, 2002 (incorporated by reference to E.ON's Form 20-F for the year ended December 31, 2002, File No. 1-14688)
1.2	Consolidated Statement of Income of E.ON for the year ended December 31, 2002 (incorporated by reference to E.ON's Form 20-F for the year ended December 31, 2002, File No. 1-14688)
1.3	Consolidated Balance Sheet of E.ON as of March 31, 2003 (incorporated by reference to E.ON's Form 6-K filed on May 16, 2003, File No. 1-14688)
1.4	Consolidated Statement of Income of E.ON for the quarter ended March 31, 2003 (incorporated by reference to E.ON's Form 6-K filed on May 16, 2003, File No. 1-14688)

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2.1	Consolidated Balance Sheet of LG&E as of December 31, 2002 (incorporated by reference to LG&E's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 2-26720)
2.2	Consolidated Statement of Income of LG&E for the year ended December 31, 2002 (incorporated by reference to LG&E's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 2-26720)
2.3	Consolidated Balance Sheet of LG&E as of March 31, 2003 (incorporated by reference to LG&E's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, File No. 2-26720)
2.4	Consolidated Statement of Income of LG&E for the quarter ended March 31, 2003 (incorporated by reference to LG&E's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, File No. 2-26720)
3.1	Consolidated Balance Sheet of KU as of December 31, 2002 (incorporated by reference to KU's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-3464)
3.2	Consolidated Statement of Income of KU for the year ended December 31, 2002 (incorporated by reference to KU's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-3464)
3.3	Consolidated Balance Sheet of KU as of March 31, 2003 (incorporated by reference to KU's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, File No. 1-3464)
3.4	Consolidated Statement of Income of KU for the quarter ended March 31, 2003 (incorporated by reference to KU's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, File No. 1-3464)

ITEM 7.    Information as to Environmental Effects

        None of the matters that are the subject of this Amendment involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Amendment will result in changes in the operation of the Applicants and their subsidiaries that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

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SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized on the dates indicated. The signature of the Applicants and of the persons on their behalf are restricted to the information contained herein which is pertinent to the application of the respective companies.

E.ON AG

By:	/s/ ULRICH HUEPPE	By:	/s/ KARL-HEINZ FELDMANN
Name:	Ulrich Hueppe	Name:	Karl-Heinz Feldmann
Title: Date:	Executive Vice President July 18, 2003	Title: Date:	Corporate Counsel July 18, 2003
Fidelia Corporation		Louisville Gas and Electric Company Kentucky Utilities Company
By:	/s/ UDO KOCH	By:	/s/ JOHN R. MCCALL
Name:	Udo Koch	Name:	John R. McCall
Title:	President and Treasurer	Title	Executive Vice President, General Counsel and Corporate Secretary
Date:	July 18, 2003	Date:	July 18, 2003

Exhibit G-1

Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35 -            )

Filings under the Public Utility Holding Company Act of 1935 ("Act")

                        , 2003

        Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to the provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) is/are available for public inspection through the Commission's Branch of Public Reference.

        Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by                        , 2003, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant application(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issue of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After                        , 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

E.ON AG, et al

        E.ON AG ("E.ON"), located at E.ON-Platz 1, 40479 Dusseldorf, Germany, a registered holding company, has submitted an application with the Commission pursuant to Section 12(d) of the Act and Rule 43 thereunder.

        E.ON, a registered holding company under the Act, owns LG&E Energy Corp. ("LG&E Energy"), a public utility holding company exempt by order under Section 3(a)(1) of the Act, which in turn owns two public utility companies, Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU").

        By order dated June 14, 2002, (E.ON AG, et al., Holding Co. Act Release No. 27539), ("the June Order"), the Commission authorized the acquisition of Powergen plc by E.ON and authorized terms of the financing of the E.ON holding company system as well as certain related transactions. In the June Order, the Commission authorized, among other things, E.ON and its subsidiaries to engage in certain financing transactions. Specifically, E.ON and E.ON North America Inc. ("E.ON NA"), through Fidelia Corporation ("Fidelia") or another special purpose financing subsidiary of E.ON NA, were authorized to finance all or a portion of the capital needs of LG&E Energy and its subsidiaries, directly or through other companies in the E.ON group. The Applicants committed, however, that such intercompany loans would be unsecured.

        E.ON is currently funding, and proposes to continue to fund, the cash requirements of LG&E and KU through intercompany loans. E.ON's financing strategy is to raise capital at the top holding company, E.ON, and to provide those funds to subsidiary companies through intercompany loans and/or as equity contributions. E.ON is able to provide funds to LG&E and KU at a cost which is at or below the external borrowing costs of LG&E and KU.

        Both LG&E and KU, however, have provisions in their articles of incorporation that restrict the amount of unsecured debt that can be outstanding. At such time as LG&E and KU approach such limits on secured debt, any additional debt incurred by LG&E and KU would have to be secured. Thus, LG&E and KU would not be able to take advantage of the economic efficiencies of the intercompany loans if such intercompany loans are required to be unsecured.

        E.ON, Fidelia, LG&E and KU (the "Applicants") request authorization through May 31, 2005 (the "Authorization Period") for LG&E and KU to secure intercompany loans from Fidelia with a subordinated lien on the equipment (as defined in the Uniform Commercial Code of Kentucky) of the borrowing company, including "utility assets" within the meaning of the Act. The subordination provisions would provide that Fidelia cannot exercise any rights or remedies against the property of LG&E and KU unless all bonds under such company's first

G-1-1

mortgage bond indenture have been paid in full. Each of LG&E and KU will commit that the aggregate principal amount of the bonds issued under their respective first mortgage bond indenture and their respective secured intercompany loans will not exceed the limit on bonds set forth in such first mortgage bond indenture. The aggregate outstanding principal amount of intercompany loans made to LG&E and KU on a secured basis pursuant to this authorization will not exceed $275 million and $215 million, respectively.

        Applicants stated that the proposed transaction is the most economical and efficient manner to finance LG&E's and KU's capital requirements and refinancing needs and is not detrimental to the interests of investors or consumers.

        Applicants stated that E.ON would provide funds through the intercompany loans at a cost of borrowing which is at or below that which is available to LG&E and/or KU in the capital markets. In addition, by obtaining funds through intercompany loans, LG&E and KU would save the issuance expenses incurred in connection with the issuance of first mortgage bonds. In recent transactions, such issuance expenses have aggregated approximately $300,000 per issuance. Thus, the proposed transactions are advantageous to LG&E and KU, and their respective consumers.

        Applicants further stated that the proposed transaction does not disadvantage in any way the existing bondholders, since the outstanding indebtedness for borrowed money of each of LG&E and KU owing to unaffiliated third party investors are in all cases secured under their respective first mortgage bond indentures. The first mortgage bond indentures of each of LG&E and KU permit subordinated liens to be placed upon the property of LG&E and KU. The subordination provisions of the intercompany debt instruments will provide that the E.ON group companies cannot exercise any rights or remedies against the property of LG&E or KU unless all bonds under such company's first mortgage bond indenture have been paid in full. Furthermore, with the use of intercompany debt to finance the needs of LG&E and KU, the aggregate amount of first mortgage bonds will be less than if LG&E and KU issued first mortgage bonds, and thus the bondholders will be in a more secure position. Also, each of LG&E and KU commit that the aggregate amount of the bonds issued under their respective first mortgage bond indentures and their respective secured intercompany loans will not exceed the limit on bonds set forth in such first mortgage bond indenture. With this restriction, Applicants stated that the preferred shareholders are not put in any worse a position than if LG&E and KU had financed their funding needs with the issuance of bonds in the capital markets, rather than intercompany loans.

        Applicants further stated that the bondholders and shareholders of E.ON would also benefit as a result of the proposed transaction. As a result of "structural subordination", an increase in debt at the subsidiary level could result in increased borrowing costs for E.ON. Also, since E.ON has the lowest borrowing costs, it is not cost effective for the E.ON system to continue to incur third-party debt at the subsidiary level.

        Applicants stated that the authorization requested satisfies the applicable provisions of the Act and that no adverse findings are appropriate or necessary and that the proposed transactions are not detrimental to the public interest or the interest of investors or consumers.

        For the Commission by the Division of Investment Management, pursuant to delegated authority.

                          Jonathan G. Katz
                          Secretary

G-1-2

Exhibit L-1

E.ON AG
Organizational Chart showing Selected Companies

L-1-1

Exhibit M-1

Capitalization Tables for E.ON, LG&E and KU

Capitalization at March 31, 2003

	E.ON AG
	(Millions Dollars)	Percentage
Short-Term Debt	12,214	19.2
Long-Term Debt (including current maturities)	18,078	28.5
Common Equity*	33,182	52.3

Total	63,474	100.0
	LG&E ($000's)%		KU ($000's)%
Short-Term Debt	248,512	13.7	174,531	11.3
Long-Term Debt (including current portion)	616,904	33.9	501,804	32.5
Preferred Stock	95,140	5.2	40,000	2.6
Common Equity*	859,449	47.2	825,404	53.5

Total	1,820,005	100.0	1,541,739	100.0

*
Common stock equity includes common stock (i.e., amounts received equal to par or stated value of the common stock), additional paid in capital, retained earnings and minority interests.

M-1-1

QuickLinks

TABLE OF CONTENTS
  ITEM 1. Description of the Proposed Transaction
  ITEM 2. Fees, Commissions and Expenses
  ITEM 3. Applicable Statutory Provisions
  ITEM 4. Regulatory Approvals
  ITEM 5. Procedure
  ITEM 6. Exhibits and Financial Statements
  ITEM 7. Information as to Environmental Effects
SIGNATURES
Proposed Form of Notice
E.ON AG Organizational Chart showing Selected Companies
Capitalization Tables for E.ON, LG&E and KU Capitalization at March 31, 2003